AB 3/1

07000830

BD 2/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/05 AND ENDING 11/30/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSM Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 Palm Beach Lakes Blvd., # 808
(No. and Street)

West Palm Beach FL 33401
(City) (State) (Zip Code)

PROCESSED
MAR 0 2 2007
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Brown (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horkey & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

7770 West Oakland Park Blvd., # 470 Sunrise Florida 33351
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB - 1 2007
WASH. D.C. 160

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB

AB 3/1

OATH OR AFFIRMATION

I, Niyukt Bhasin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSM Securities, Inc., as of November 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

THERESA LEBLANC
MY COMMISSION EXPIRES
September 16, 2009
#DD 460731
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Horkey & Associates, P.A.
Certified Public Accountants

Frank J. Horkey, CPA, CFST* - fhorkey@horkeycpa.com

William Diamond, CPA, CFST* - wdiamond@horkeycpa.com
Michael E. Vetter - mvetter@horkeycpa.com
Linda M. Arnold, CPA - larnold@horkeycpa.com

* Certified in Florida Sales Tax

INDEPENDENT AUDITORS' REPORT

January 19, 2007

Board of Directors and Stockholders
NSM Securities, Inc.
Ft. Lauderdale, Florida

We have audited the accompanying statements of financial position of NSM Securities, Inc. (the Company) as of November 30, 2006 and the related statements of operations and retained earnings, cash flows and stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NSM Securities, Inc. as of November 30, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 12, 13 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horkey & Associates, P.A.
Certified Public Accountants
Fort Lauderdale, Florida

CPA America Counts on CPAs

7770 West Oakland Park Blvd. Suite 470 Sunrise FL 33351-6779
Telephone: 954 742-3001 Facsimile: 954 572-3057
FEI #65-0266803

NSM SECURITIES, INC.
STATEMENT OF FINANCIAL POSITION
AS OF NOVEMBER 30, 2006

Assets

CURRENT ASSETS		
Cash	$	52,970
Accounts Receivable		19,542
Total Current Assets		72,512
PROPERTY AND EQUIPMENT		
Furniture and Fixtrues		2,657
Less: Accumulated Depreciation		(283)
Net Property and Equipment		2,374
TOTAL ASSETS	$	74,886

Liabilities and Stockholders' Equity

CURRENT LIABILITIES		
Accounts Payable	$	3,995
Accrued Liabilities		17,247
Total Current Liabilities		21,242
Total Liabilities		21,242
STOCKHOLDERS' EQUITY		
Capital Stock		100
Additional Paid in Capital		214,400
Retained Earnings		(160,856)
Total Stockholders' Equity		53,644
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	74,886

The accompanying notes are an integral part of these financial statements

NSM SECURITIES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
YEAR ENDED NOVEMBER 30, 2006

Revenue		
Commissions - Agency	$	123,665
Commissions - Riskless Principal		33,818
Commissions - Revenue Sharing		2,091
Commissions - Other		1,465
Total Revenue		161,039
Operating Expenses		
Advertising - Recruiting		5,602
Bank Charges		80
Books		1,165
Commissions - Brokers		35,523
Clearing Fees		21,961
Consultation Fees		21,219
Contract Labor		10,875
Depreciation		249
Insurance - General		391
Insurance - Fidelity Bond		467
Internet - Website		664
Legal		3,103
Marketing - Leads		2,700
Office Expenses		426
Office Supplies		1,115
Postage & Shipping		2,015
Professional Fees		5,000
Property Taxes		1,077
Rent		58,411
Regulatory Exchange Fees		1,980
Regulatory Licenses Fees		2,035
Regulatory Renewal Fees		738
Salaries - Officers		35,000
Telephone		1,794
Telephone - Long Distance		7,338
Telephone - Internet Access		827
Utilities		728
Total Operating Expenses		222,483
Operating Income (Loss)		(61,444)
Other Income (Expense)		
Interest Income		1,139
Total Other Income (Expense)		1,139
Net Income (Loss)		(60,305)
Retained Earnings - Beginning of the Year		(100,551)
Retained Earnings - End of the Year	$	(160,856)

The accompanying notes are an integral part of these financial statements

NSM SECURITIES. INC.
STATEMENT OF CASH FLOWS
YEAR ENDED NOVEMBER 30. 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(60,305)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Depreciation and Amortization		249
Decrease (Increase) in Operating Assets:		
Accounts Receivable		(19,542)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		3,995
Accrued Liabilities		17,247
Total Adjustments		1,949
Net Cash Provided By (Used in) Operating Activities		(58,356)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		(657)
Proceeds From Sale of Fixed Assets		-
Net Cash Provided By (Used In) Investing Activities		(657)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Additional Paid in Capital		77,500
Proceeds From Sale of Stock		-
Net Cash Provided By (Used In) Financing Activities		77,500
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		18,487
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD		34,483
CASH AND CASH EQUIVALENTS - END OF PERIOD	$	52,970

The accompanying notes are an integral part of these financial statements

NSM SECURITIES. INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED NOVEMBER 30, 2006

	Capital Stock Issued Common		Retained	Additional Paid in	
	No. of Shares	Amount	Earnings	Capital	Total
Balance December 19, 2004	100	$ 100	$ -	$ 49,900	$ 50,000
For Year Ending November 30, 2005					
Net Income (Loss)	-	-	(100,550)	-	(100,550)
Additional Paid in Capital	-	-	-	87,000	87,000
Balance November 30, 2005	100	$ 100	$ (100,550)	$ 136,900	$ 36,450
For Year Ending November 30, 2006					
Net Income (Loss)	-	-	(60,306)	-	(60,306)
Additional Paid in Capital	-	-	-	77,500	77,500
Balance November 30, 2006	100	$ 100	$ (160,856)	$ 214,400	$ 53,644

The accompanying notes are an integral part of these financial statements

NSM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED NOVEMBER 30, 2006

A. **Summary of Significant Accounting Policies**

Business and Organization - NSM Securities, Inc. (the Company), a Florida Corporation, is a securities broker-dealer and a member of the National Association of Securities Dealers (NASD). The Company was incorporated in December, 2003 but did not commence operations until August, 2005.

The Company manages its customer security accounts through a clearing broker-dealer on a fully disclosed basis, receiving a brokerage fee. The clearing broker-dealer provides clearing services, handles the customer funds, holds securities, and remits confirmations and statements to the customers. In addition, the Company is an approved dealer for various mutual fund houses and is an agent for various insurance companies. Any transactions with these mutual fund houses or insurance companies are consummated directly between the customer and the mutual fund house or insurance company; the Company receives a commission as agent.

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenues and Expenses - The Company recognizes commission revenue and expenses at settlement date for security trades and accrues the revenue and related expenses monthly. Revenues and related expenses for insurance annuities and mutual fund transactions are recognized when the customer consummates the transaction. Revenue from investment banking and consulting is recognized when earned.

Income Taxes – Income taxes have not been presented in these financial statements due to the losses incurred since inception. Once the Company becomes profitable, Income taxes will be provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes will represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Cash and Cash Equivalents - For financial reporting and statement of cash flow purposes, cash and cash equivalents includes all demand deposit accounts, savings accounts money market accounts and certificates of deposits with maturities of less than 90 days from November 30, 2006.

B. **Restrictions on Cash**

The Company has a deposit of $25,000 with its clearing broker. This deposit is restricted under the agreement with the clearing broker and is also used to maintain the Company's minimum net capital requirements.

C. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2006, the Company had net capital of:

Net Capital Ratio		45.07%
Net Capital (Deficiency)	$	47,126
Minimum Net Capital Required		5,000
Excess Net Capital	$	42,126

D. **Stockholders' Equity**

The Company is authorized to issue 200 shares of voting common stock 100 have been issued. A summary of stockholders' equity at November 30, 2006 is shown in the statements of stockholders' equity as part of these financial statements.

SUPPLEMENTARY INFORMATION

NSM SECURITIES, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS
NOVEMBER 30, 2006

COMPUTATION OF NET CAPITAL

Total Stockholders' Equity	$	53,644
Non-allowable Deductions and/or Charges		
Petty Cash and Employee Advances		(4,144)
Fixed Assets (Net)		(2,374)
Net Capital	$	47,126

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (greater of a or b)		
a. Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	1,416
b. Minimum Dollar Amount of Net Capital Required	$	5,000
Excess (Deficient) Net Capital	$	42,126

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness	$	21,242
Ratio of Aggregate Indebtedness to Net Capital		45.07%

NSM SECURITIES, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND EXEMPTIVE PROVISION UNDER RULE 15c3-3
NOVEMBER 30, 2006

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

As a result of various audit adjustments, differences arose between the computation of Net Capital and Aggregate Indebtedness, as presented and reported herein and as reported by the Company in Part IIA of Form X-17A-5, as of November 30, 2006.

Net Capital Reported on Part IIA of Form X-17A-5	$	59,435
Net Audit Adjustments		(12,309)
Net Capital After Audit Adjustments	$	47,126

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Horkey & Associates, P.A.
Certified Public Accountants

Frank J. Horkey, CPA, CFST* - fhorkey@horkeycpa.com

William Diamond, CPA, CFST* - wdiamond@horkeycpa.com
Michael E. Vetter - mvetter@horkeycpa.com
Linda M. Arnold, CPA - larnold@horkeycpa.com

* Certified in Florida Sales Tax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

January 19, 2007

Board of Directors and Stockholders
NSM Securities, Inc.
Ft. Lauderdale, Florida

In planning and performing our audit of the financial statements and supplemental information of NSM Securities, Inc. (the Company) for the year ended November 30, 2006, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CPA America Counts on CPAs

7770 West Oakland Park Blvd. Suite 470 Sunrise FL 33351-6779
Telephone: 954 742-3001 Facsimile: 954 572-3057
FEI #65-0266803

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Certified Public Accountants
Fort Lauderdale, Florida

NSM SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
YEAR ENDED NOVEMBER 30, 2006

Liabilities Subordinated	$ -

No liabilities were subordinated to general creditors in 2006.

END